BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997

Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     USX-Delhi Group


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                         Sincerely,

                         Linda Assali


Enclosures





             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                       USX-Delhi Group
             __________________________________
                       NAME OF ISSUER:
                Common Stock, $1.00 par value
           ______________________________________
                TITLE OF CLASS OF SECURITIES
                          90336X103
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              (Continued on following page(s))



CUSIP No.  90336X103                    Page 1 of 6 Pages



1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, its wholly owned subsidiary, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor),and its indirect wholly-owned subsidiary BT
Australia Limited. 13-6180473.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation and Bankers Trust Company are New York corporations. BT Australia Limited is an
Australian company.

NUMBER OF     5. SOLE VOTING POWER

SHARES

BENEFICIALLY  6. SHARED VOTING POWER

OWNED BY

EACH          7. SOLE DISPOSITIVE POWER

REPORTING

PERSON        8. SHARED DISPOSITIVE POWER

WITH


CUSIP No.  90336X103                    Page 2 of 6 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Australia Limited - CO
     CUSIP No.  90336X103               Page 3 of 6 Pages



Item 1(a)      NAME OF ISSUER:

               USX-Delhi Group

Item 1(b)      ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
OFFICES:

               600 Grant Street
               Pittsburgh, PA 15219-4776

Item 2(a)      NAME OF PERSON FILING:

Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company(as Trustee for various trusts and employee benefit plans, and investment advisor), and its wholly-owned subsidiary BT Australia Limited.

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Bankers Trust New York Corporation, and Bankers Trust
Company are located at 280 Park Avenue New York, New York
10017. BT Australia Limited is located at Level 40,
Australia Square, Sydney NWS 2000 Australia.

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor)are incorporated in the State of New York with its principal business office located in New York. BT Australia Limited is an Australian company doing business in Australia.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common stock ($1.00 par value) of USX-Delhi
             Group.

Item 2(e)    CUSIP NUMBER:

             90336X103



CUSIP No. 90336X103                     Page 4 of 6 Pages

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
              Section 240.13d-1(b)(ii)(G)


              For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

BT Australia Limited is a corporation permitted to report on
Schedule 13G in accordance with Securities and Exchange
Commission no-action letter to Bankers Trust New York
Corporation dated May 15, 1990 (available May 15, 1990).

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:


     (b)  Percent of Class:



     (c)  Number of shares as to which the Bank has:

          (i)       sole power to vote or to direct the vote
-

          (ii)      shared power to vote or to direct the
                    vote -

          (iii)     sole power to dispose or to direct the
                    disposition of -

          (iv)      shared power to dispose or to direct
                    the disposition of -

CUSIP No.90336X103                      Page 5 of 6 Pages


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

          Not Applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10   CERTIFICATION:

          Not applicable.

CUSIP No. 90336X103                     Page 6 of 6 Pages


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1996


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary



                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Australia Limited  is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                                Bankers Trust Company
                                             |
                                          100%
                                             |

                        Bankers International Corporation

                                             |
                                         100%
                                             |

                     B.T. International (Delaware), Inc.

                              |
                             100%
                              |

              BT Foreign Investment Corporation

                              |
                             100%
                              |

             BT Investments (Australia) Limited

                              |
                            100%
                              |

               Bankers Trust Australia Limited

                              |
                            100%
                              |

                    BT Australia Limited